SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR NEW ROUTE FROM BIRMINGHAM TO PRAGUE

FARES FROM
£25.99 including taxes

Ryanair, Europe's largest low fares airline, today (
Tuesday,
24th

June
 2008
) announced a new route from Birmingham to Prague. This
follows the launch of the airline's new base at Birmingham last week when the airline announced 9 other new routes also due to take off in October.

Speaking today,
Ryanair's Bridget Dowling said:

"
The people of the West Midlands have a lot to celebrate this month as
Ryanair
 announces a 10
th
 new route from Birmingham. The new flight to Prague which starts on October 26th will operate 5 times weekly
 on Mondays, Tuesdays, Wednesdays, Fridays and Sundays
 and will carry an additional 70,000 passengers p. a.
 to and from Birmingham sustaining a further 70 jobs in the area.

"
Passengers can now book flights from Birmingham to Frankfurt (Hahn), Alicante, Derry, Fuerteventura, Katowice, Kaunas, Krakow, Palma, Malaga, Murcia and many other destinations without having to worry about high fares or fuel surcharges imposed by other carriers.

"
To celebrate the launch of this new route to Prague,
Ryanair
 is offering one-way seats from £25.99 including taxes. This special offer must end Thursday midnight so passengers should book today on
www.ryanair.com
".

Ends.

                       Tuesday, 24
th
 June 2008

For further information:

Daniel de Carvelho - Ryanair

Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1598

Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  24 June 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director